UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Ignyte Acquisition Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

G45175H106
(CUSIP Number)

January 28, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. G45175H106	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Nemean Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 400,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 400,000
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.30%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G45175H106	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Steven M. Oliveira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 400,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 400,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.30%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G45175H106	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer:	Ignyte Acquisition Corp., a Delaware corporation (the "Company").

(b)	Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at 640 5th Avenue, 4th Floor, New York, NY 10019.

Item 2.

(a)	Name of Person Filing:	Nemean Asset Management, LLC
Steven Oliveira

(b)	Address of Principal Business Office or if none, Residence:

Nemean Asset Management, LLC:

225 Via Palacio

Palm Beach Gardens, FL 33418

Steven Oliveira:

c/o Nemean Asset Management, LLC

225 Via Palacio

Palm Beach Gardens, FL 33418

(c)	Citizenship:	Nemean Asset Management, LLC – Florida

Steven Oliveira – U.S.A.

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: G45175H106

Item 3.	Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Nemean Asset Management, LLC – 400,000.

Steven Oliveira – 400,000.

Steven Oliveira has voting and dispositive power over the securities owned by Nemean Asset Management, LLC.

(b)	Percent of Class:

Nemean Asset Management, LLC – 6.30%

Steven Oliveira – 6.30%

At the close of business of February 1, 2021, the reporting persons beneficially owned an aggregate of 400,000 shares of common stock of the Issuer as a result of holding 400,000 of the Issuer’s units or 6.30% of the Issuer’s common stock outstanding, which percentage was calculated based on 6,350,000 shares of the Issuer’s common stock outstanding as of February 1, 2021, as per the information reported in the Issuer’s press release dated February 1, 2021. Each unit consists of one share of the Issuer’s common stock and one-half of one warrant. Each whole warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share. Each warrant will become exercisable 30 days after the completion of an initial business combination and will expire on the fifth anniversary of our completion of an initial business combination, or earlier upon redemption or liquidation.

CUSIP No. G45175H106	13G	Page 5 of 6 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Nemean Asset Management, LLC – 400,000.

Steven Oliveira – 400,000.

(ii)	shared power to vote or to direct the vote:

Nemean Asset Management, LLC – 0.

Steven Oliveira – 0.

(iii)	sole power to dispose or to direct the disposition of:

Nemean Asset Management, LLC – 400,000.

Steven Oliveira – 400,000.

(iv)	shared power to dispose or to direct the disposition of:

Nemean Asset Management, LLC – 0.

Steven Oliveira – 0.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G45175H106	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2021

NEMEAN ASSET MANAGEMENT, LLC

By:	/s/ Steven Oliveira
Name: Steven Oliveira
Title: Authorized Signatory

/s/ Steven Oliveira
Steven Oliveira

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.0001 par value, of Ignyte Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 2, 2021.

NEMEAN ASSET MANAGEMENT, LLC

By:	/s/ Steven Oliveira
Name: Steven Oliveira
Title: Authorized Signatory

/s/ Steven Oliveira
Steven Oliveira